UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission File Number 000-00121

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
1005 Virginia Drive
Fort Washington, PA 19034

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kulicke and Soffa Industries, Inc.
23A Serangoon North Avenue 5, #01-01 K&S Corporate Headquarters, Singapore 554369
(Address of principal executive offices and Zip Code)

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
Financial Statements and Supplemental Schedule
For the years ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Kulicke and Soffa Industries, Inc. Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Kulicke and Soffa Industries, Inc. Incentive Savings Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

The supplemental information in the accompanying schedule of assets (held at the end of year) as of December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of Kulicke and Soffa Industries, Inc. 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

Kingston, Pennsylvania
June 26, 2017

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits (Modified Cash Basis)
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value:
Mutual funds	$75,091,363	$70,553,105
Kulicke and Soffa Industries, Inc. common stock	3,668,193	3,007,692
Self directed brokerage accounts	2,782,958	2,096,203
Total investments at fair value	81,542,514	75,657,000
Separate investment account at contract value	6,096,677	7,246,548
Total investments	87,639,191	82,903,548
Receivables
Notes receivable from participants	404,138	416,209
Net assets available for benefits	$88,043,329	$83,319,757

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)
For the years ended December 31, 2016 and 2015

	2016	2015
ADDITIONS:
Investment income:
Interest and dividends	$1,422,494	$1,235,307
Net appreciation on fair value of investments	4,312,956	—
	5,735,450	1,235,307
Contributions:
Employee	2,733,466	2,915,230
Employer cash	1,360,414	1,374,177
Rollover	26,847	3,113
	4,120,727	4,292,520
Total additions	9,856,177	5,527,827

DEDUCTIONS:
Benefit payments	5,011,276	8,789,357
Net depreciation on fair value of investments	—	1,205,122
Administrative and other fees	121,329	71,534
Total deductions	5,132,605	10,066,013

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	4,723,572	(4,538,186)

Net assets available for benefits:
Beginning of year	83,319,757	87,857,943
End of year	$88,043,329	$83,319,757

The accompanying notes are an integral part of these financial statements.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2016 and 2015

1.	DESCRIPTION OF THE PLAN
The following description of the Kulicke and Soffa Industries, Inc. (the “Company”) Incentive Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established on January 1, 1987 and has been periodically amended and restated with the latest restatement on January 1, 2017. Full-time employees that are at least 18 years old are eligible to participate in the Plan. Part-time or Temporary Employees that are at least 18 years old are eligible to participate after 12 months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
The Plan allows for employee contributions and matching Company contributions in varying percentages. The Plan allows participants to make before tax and after tax Roth contributions of up to 85% of their compensation subject to Internal Revenue Service (“IRS”) limitations. In addition, participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company matches contributions of 100% of the employee contribution up to 4% of eligible compensation each payroll period. If the employee has 15 years or more of vesting service prior to January 1, 2011, the Company matches contributions of 100% of the employee contribution up to 6% of eligible compensation each payroll period. Eligible “catch-up” contributions made by participants who have attained the age of 50 before the end of the Plan year are not matched.
Participant Accounts
Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and Plan earnings, and charged with an allocation of Plan losses, if any, and administrative and other fees paid by the Plan. Allocations are based upon participant earnings, account balances, or specific participant transactions, as defined. Participants are entitled to their vested account.
Vesting
Participants are vested immediately in their contributions plus actual earnings. Vesting in the Company's matching contribution to the participant's account is based upon years of service. The participants are 50% vested after one year of service and 100% vested after two years of service. If a participant satisfies retirement requirements, dies, or becomes disabled while actively working for the Company, the participant's account becomes 100% vested.
Payment of Benefits
Upon termination of service, a participant or beneficiary will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.
Expenses
Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in net appreciation or depreciation of fair value of investments.
Recently Issued Accounting Standards
In July 2015, the FASB issued ASU 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Part I

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2016 and 2015

and II are effective for fiscal years beginning after December 15, 2015, and should be applied retrospectively, with early application permitted. Part III is effective for fiscal years beginning after December 15, 2015, and should be applied prospectively, with early application permitted. The Company elected to adopt Parts I and II during 2015. Accordingly, the adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Plan was removed from the Statement of Net Assets in 2015.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles (“GAAP”), and is an acceptable method of reporting under Department of Labor Regulations. The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income on the accrual basis.
Use of Estimates
The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid by the Plan.
Valuation and Description of Investments
Mutual funds and the Company's common stock are stated at fair value based on quoted market prices. Funds are also held in self directed brokerage accounts, at the direction of the participant, which consist of mutual funds, common stock and money market accounts which are stated at fair value based on quoted market prices. The Company also offers participants a separate investment account, the MassMutual Diversified SAGIC II.
The MassMutual Diversified SAGIC II (also known as the MassMutual Diversified Bond Separate Account Guaranteed Interest Contract II), is a market value separate investment account (“SIA”) of MassMutual managed by Babson Capital Management LLC (“Babson”) and “wrapped” by a general account guarantee to pay a stated rate of return. SAGIC II offers the stable value features of: guarantee of principal and a competitive rate of interest backed by MassMutual; insulation of account balance from market value fluctuations; full liquidity at book value for participant-directed benefit payments and transfers to “non-competing investments” (defined as certain fixed-income investments and self-directed brokerage accounts); and an additional level of security as assets in the SIA are insulated from the general obligations of MassMutual. The SAGIC II SIA invests in a diversified portfolio of primarily investment-grade fixed income securities (with a potential of up to 25% of assets in below investment-grade debt securities) including but not limited to corporate, U.S. government and agency, foreign issuer and private placement bonds, and mortgage-backed and other asset-backed securities. The credit quality of the portfolio has historically averaged “A,” and the average credit quality of the portfolio will not be less than A-/A3. The crediting rate is determined for each individual plan contract based on anticipated market returns in the SGIC II SIA and the book value account and market value account differential, in addition to any plan-specific contract charges. All bona-fide participant-initiated withdrawals, including benefit payments, loans and transfers to other non-competing investment options, are paid at book value. Transfers to competing fixed income investments are not allowed. Employer-initiated events, such as layoffs, sale of a business unit, or company merger are considered market value events and are subject to contract discontinuance provisions. The SAGIC crediting rate was 3.65% for the year ended December 31, 2016.
Contract value, as reported to the Plan by the fund managers, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.
Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2016 and 2015 (continued)

or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event that would limit the Plan's ability to transact at contract value with participants is probable.
Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the change in the fair value of assets from one period to the next and realized gains and losses.
The preceding methods described may produce a value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.    INVESTMENTS
In accordance with the accounting guidance for Accounting Standards Codification (“ASC”) 820, Fair Value Measurements (“ASC 820”), except for investments carried at contract value, the Plan values the financial assets based on market-based measurements at the measurement date determined by a fair value hierarchy. The fair value measurements guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. The hierarchy distinguishes between assumptions based on market data obtained from independent sources and those based on an entity's own assumptions and prioritizes the inputs to fair value measurement into three levels:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2
Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, excluding those included in Level 1, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following tables reflect the Plan's investment assets at fair value, by level within the fair value hierarchy, as of December 31, 2016 and 2015:

	Fair Value Of Investments as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$75,091,363	$—	$—	$75,091,363
Kulicke and Soffa Industries, Inc. common stock	3,668,193	—	—	3,668,193
Self directed brokerage accounts	2,782,958	—	—	2,782,958
Total investment assets at fair value	$81,542,514	$—	$—	$81,542,514

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
Notes to Financial Statements (Modified Cash Basis)
December 31, 2016 and 2015 (continued)

	Fair Value Of Investments as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual funds	$70,553,105	—	—	$70,553,105
Kulicke and Soffa Industries, Inc. common stock	3,007,692	—	—	3,007,692
Self directed brokerage accounts	2,096,203	—	—	2,096,203
Total investment assets at fair value	$75,657,000	$—	$—	$75,657,000

The following table reflects the fair value of investments that represent 10% or more of the Plan's net assets available for benefits as of December 31, 2016 and 2015:

	2016	2015
Vanguard Institutional Index Fund	$13,310,278	$12,140,163
T. Rowe Price Institutional Large Cap Growth Fund	12,411,273	12,989,076

4.	NOTES RECEIVABLE
Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's vested account and bear interest at rates commensurate with prevailing market rates for similar loans. Participants may only have one loan outstanding at any time. Principal and interest is repaid ratably through payroll deductions. Participants pay a $50 loan initiation fee for each borrowing.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	TAX STATUS
The IRS has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

7.	FORFEITURES
Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. As of December 31, 2016 and 2015 forfeited non-vested accounts totaled $231,369 and $271,150, respectively. For the years ended December 31, 2016 and 2015, $50,923 and $71,534, respectively, was used from the forfeiture account to pay Plan expenses.

8.	RELATED PARTIES
Certain Plan assets are managed by Vanguard Fiduciary Trust Co. as the trustee of the Plan. Prior to January 2, 2011, the Plan sponsor issued the shares of the Company's common stock.  Therefore, transactions in these investments qualify as party-in-interest transactions.

9.	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the future and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Kulicke and Soffa Industries, Inc. Incentive Savings Plan
EIN 23-1498399 Plan 02
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)
As of December 31, 2016

	Description of Investment	Current Value	% Of Assets
*	Vanguard Institutional Index Fund	$13,310,278	15.12%
	T. Rowe Price Institutional Large Cap Core Growth Fund	12,411,273	14.10%
*	Vanguard Total Bond Market Index Fund Admiral Shares	6,388,066	7.26%
*	Vanguard Institutional Target Retirement 2020 Fund	6,232,294	7.08%
**	MassMutual Diversified SAGIC II	6,096,677	6.92%
	Metropolitan West Total Return Bond Fund; P Class	5,781,162	6.57%
*	Vanguard Small-Cap Index Fund Admiral Shares	3,936,062	4.47%
*	Vanguard Mid-Cap Index Fund Admiral Shares	3,703,072	4.21%
*	Kulicke & Soffa Stock Fund	3,668,193	4.17%
*	Vanguard Developed Markets Index Fund Admiral Shares	3,526,021	4.00%
*	Vanguard Institutional Target Retirement 2030 Fund	3,137,333	3.56%
	American Funds EuroPacific Growth Fund; Class R-6	2,850,101	3.24%
*	Vanguard brokerage option	2,782,958	3.16%
	Principal MidCap Fund; Institutional Class	2,391,673	2.72%
*	Vanguard Institutional Target Retirement 2040 Fund	2,385,094	2.71%
	JPMorgan Equity Income Fund; Class R6	2,043,438	2.32%
	American Beacon Mid Cap Value Fund; Institutional Class	1,854,420	2.11%
*	Vanguard Institutional Target Retirement 2050 Fund	1,584,392	1.80%
*	Vanguard Institutional Target Retirement 2015 Fund	1,569,361	1.78%
	American Funds New Perspective Fund; Class R-6	622,518	0.71%
	Van Kampen Small Cap Value Fund; Class I	557,219	0.63%
*	Vanguard Institutional Target Retirement Income Fund	380,234	0.43%
	T. Rowe Price Diversified Small Cap Growth Fund; Investor Class	220,265	0.25%
	Western Asset Inflation Indexed Plus Bond Fund; Class IS	126,451	0.14%
*	Vanguard Institutional Target Retirement 2060 Fund	45,236	0.05%
*	Vanguard Prime Money Market Fund	35,400	0.04%
*	Loan Fund, interest rates from (3.25% to 4.00%), maturity dates vary through 2029, secured by account balances	404,138	0.46%

		$88,043,329	100%
*	A party-in-interest as defined by ERISA
**	At contract value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

KULICKE and SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

Date: June 26, 2017	By: /s/ Kerri Brechbiel
Kerri Brechbiel
Chairman, Plan Administrator Committee
Kulicke and Soffa Industries, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm